Exhibit 1.        Press Release
c5964
r f  BC-Bear-Sterns-Belzberg                08-27 0453
         News release via Canada NewsWire, Toronto  416-863-9350

                  Attention Business/Technology Editors:


   BEAR STEARNS GLOBAL CLEARING TO OFFER Belzberg Technologies Trading system

         NEW YORK, Aug. 27 /CNW/ - Bear, Stearns & Co. Inc. announced today that it is now offering Belzberg Technologies' Trading System as one of the fully-integrated vendor trading solutions for the firm's correspondents. Under this arrangement, Bear Stearns will also become a trading destination on the Belzberg network.

         Commenting on the agreement, Bennett Egeth, a senior managing director of Global Clearing Services at Bear Stearns, said, "It is important for Bear Stearns to build high quality interfaces with products that our clients feel will give them a competitive advantage. We are pleased to make Belzberg Technologies' products available to our clients and correspondents."

         Sid Belzberg, CEO of Belzberg, added, "We are pleased to empower Bear Stearns with our world class trading system, and we expect that this agreement will help increase our transaction-based revenue."

         About Bear Stearns

         Founded in 1923, Bear, Stearns & Co. Inc. is a leading worldwide investment banking and securities trading and brokerage firm, and the major subsidiary of The Bear Stearns Companies Inc. (NYSE:BSC). With approximately $31.0 billion in total capital, Bear Stearns serves governments, corporations, institutions and individuals worldwide. The company's business includes corporate finance and mergers and acquisitions, institutional equities and fixed income sales, trading and research, private client services, derivatives, foreign exchange and futures sales and trading, asset management and custody services. Through Bear, Stearns Securities Corp., it offers prime broker and broker dealer services, including clearing and securities lending. Headquartered in New York City, the company has approximately 10,500 employees worldwide. For additional information about Bear Stearns, please visit the firm's Web site at http://www.bearstearns.com.

         About Belzberg Technologies

         Belzberg Technologies provides the software and networks to enable seamless, direct-access routing and execution of trades for financial institutions in the United States, Canada, and Europe. The firm's client-base includes 110 leading U.S. and international brokerage houses and financial institutions such as Merrill Lynch, Weiss, Bank of New York, State Street Brokerage, HSBC, and five major Canadian banks. Additional information on Belzberg Technologies is available on the company's web site, http://www.belzberg.com.

         Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products, prices and other factors.

         %SEDAR:  00008836E


         -0-                                08/27/2002
         /For further information: Contacts: Donald Wilson, Belzberg Technologies, (416) 360-2572, dwilson(at)belzberg.com; Michelle O'Brien, Bear, Stearns & Co. Inc., (212) 272-6659, michelleobrien(at)bear.com/